Heineken Holding N.V.

Tweede Weteringplant
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20
fax +31 (0)20



Registered
United States Securities and Exchange Commissior
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA

date 7 November 2006

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find the following publication of Heineken Holding N.V.

- Press-information dated 6 November 2006

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,
HEINEKEN HOLDING N.V.

P.A. Akkerman

Heineken Holding N.V. supports Heineken N.V. in renewal of dividend pay-out policy

Amsterdam, 6 November 2006 - Heineken Holding N.V. announced today that it will support Heineken N.V. in its proposal to change its dividend policy. Pursuant to its articles of association, holders of Heineken Holding N.V. ordinary shares receive the same dividend as the shareholders of Heineken N.V.

Heineken N.V. announced that it has the intention to reinforce the relationship between dividend payments and the annual development of net profit before exceptional items and amortisation of brands (net profit beia). The company aims for a growing dividend per share by increasing the dividend pay-out from the existing 20-25% of net profit beia to between 30% and 35%.

The proposed new policy is subject to approval by shareholders at the Heineken N.V. annual general meeting in April 2007. If approved, Heineken's new dividend policy will be applicable to the dividend payable for the 2006 financial year.

These proposals support Heineken's intention to preserve its independence, to maintain a healthy financial structure and to retain sufficient earnings in order to grow the business both organically and through acquisition.

Under the existing dividend policy, every three years Heineken N.V. assesses the scope for increasing the dividend via a share-split, thereby increasing the number of shares, whilst maintaining the annual dividend per share at the same level. This resulted in an intended dividend pay-out ratio of 20% - 25%.

Under the proposed new policy, Heineken will only consider share-splits if and when the Heineken share price has reached a level where the liquidity of its stock becomes adversely affected.

Heineken will continue to pay the annual dividend in the form of an interim dividend and a final dividend. The interim dividend will be fixed at 40% of the total dividend of the previous year. Annual dividend proposals will remain subject to shareholder approval.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com